FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ABN AMRO Mortgage Corporation	**0000943489**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 26, 2003, Series 2003-12	**333-101550**

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ABN AMRO MORTGAGE CORPORATION

By: /s/ Maria Fregosi
Name: Maria Fregosi
Title: Vice President

Dated: November 26, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

November 24, 2003

Final Structural and Collateral Term Sheet

$288,573,262 (approximate) of Senior Certificates
ABN AMRO Mortgage Corporation, Depositor
Multi-Class Mortgage Pass-Through Certificates, Series 2003-12

Features of the Transaction

- Offering consists of three tracks of senior certificates totaling $288,109,225 expected to be rated AAA by Fitch and Moody's. The three tracks of senior certificates will consist of:
  $56,855,100 of 5.0% coupons (Track 1)
  $196,971,000 of 5.5% coupons (Track 2)
  $34,283,125 of 8.0% coupons (Track 3)
- The overall expected amount of credit support for the senior certificates is expected to be approximately 2.85% in the form of subordination with a shifting interest structure and a five-year prepayment lockout.
- All collateral consists of conventional fixed-rate mortgage loans each set to mature within 30 years of the date of origination, secured by first liens on one- to four-family residential properties and originated or acquired by ABN AMRO Mortgage Corporation.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	November 25, 2003
Cut-off Date:	November 1, 2003
First Distribution Date:	December 26, 2003
Distribution Date:	25th of each month or the NBD

Key Terms

Issuer: AMAC Series, 2003-12
Underwriter: Goldman, Sachs & Co.
Seller/Servicer: Washington Mutual Mortgage Securities Corp.
Depositor: ABN AMRO Mortgage Corporation
Trustee: U.S. Bank National Association
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, for payoffs made on or after the 15th and through the last day of the month prior to the Distribution Date in the amount up to the sum of (i) the monthly servicing fee for such Distribution Date, (ii) investment income earned by the Servicer on payoffs to be paid on such Distribution Date, and (iii) interest payments on payoffs collected during the first to the 14th day of the month in which the Distribution Date occurs, subject to other applicable Compensating Interest rules. Compensating Interest is not paid on curtailments.
Legal Investment: The senior certificates are expected to be SMMEA eligible at settlement.
Interest Accrual: Prior calendar month, except for 3A1 and 3A2 which accrue 25th of prior month to 24th of current
Clean Up Call: 5% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel.
Tax Treatment: Multiple REMIC structure; senior certificates are regular interests.
Structure: Each track will have a senior/subordinate, shifting interest structure with a five-year prepayment lockout to junior certificates. The junior certificates will be cross-collateralized.
Subordination: 2.85% for Tracks 1, 2 and 3 together.
Rating Agencies: Fitch and Moody's.
Minimum Denomination: Senior certificates - $25,000, except for the 3A2 certificate, which is $1,000,000 notional.
Delivery: Senior certificates – DTC

Collateral Description	Track 1	Track 2	Track 3	Total Pool
Total Outstanding Principal Balance:	$59,001,211	$202,749,515	$35,288,858	$297,039,584
Number of Loan Components[1]:	255	512	386	593
Average Original Principal Balance of the Mortgage Loans[2]:				$500,910
Weighted Average Annual Mortgage Interest Rate:	5.625%	6.001%	6.366%	5.970%
Expected Servicing Fees (including Master Servicing Fee):	0.28%	0.28%	0.28%	0.28%
Weighted Average Remaining Term to Maturity (months):	358	359	359	359
Weighted Average Seasoning (months):	2	1	1	1
Weighted Average Original Loan-To-Value Ratio:	67%	70%	73%	70%
Owner Occupied:	96%	93%	92%	94%
Cashout Refinancing/Refinancing Total:	11%/56%	14%/44%	12%/32%	13%/45%
Full/Alternative Documentation:	100%	100%	100%	100%
Weighted Average FICO Score	742	740	741	740
California	50%	50%	51%	50%
Single Family Detached	77%	70%	69%	71%

1 This represents the number of mortgage loans contributing all, or part, of their cash flow to the respective track. The total number of mortgage loans in all tracks is 593 and the total principal balance is $297,039,584.
2 Tracks 1, 2 and 3 are comprised of loan components which, for Track 1, may contain entire mortgage loans.